UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER ___________________

CUSIP NUMBER                           863167201

(Check one): □ Form 10-K    □ Form 20-F  □ Form 11-K   ☒ Form 10-Q  □ Form 10-D  □ Form N-SAR  □ Form N-CSR

For Period Ended: September 30, 2008
□ Transition Report on 10-K
□ Transition Report on 20-F
□ Transition Report on 11-K
□ Transition Report on 10-Q
□ Transition Report on N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

Stratus Properties Inc.
Full Name of Registrant

Former Name if Applicable

98 San Jacinto Blvd., Suite 220
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) A The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Stratus Properties Inc. (“the Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (“the Form 10-Q”). However, the Company was unable to complete the Form 10-Q by the November 10, 2008 due date because it is reviewing the Company’s historical practice regarding capitalization of interest costs. The Company has historically excluded interest costs related to financing of operating properties from interest eligible for capitalization, resulting in such interest costs being charged to expense.  The Company has determined that the inclusion of such interest costs in interest eligible for capitalization is required by Statement of Financial Accounting Standards No. 34 “Capitalization of Interest Cost,” which has been discussed with the Company’s independent auditors. The evaluation of the impact of this matter is not yet complete. The Company intends to file a complete Form 10-Q for the quarter ended September 30, 2008, as soon as practicable.

The Company believes the impact would be reduced net interest expense during the periods of capitalization, an increase in cost of sales as affected real estate has been sold and a net increase in real estate assets and retained earnings as of September 30, 2008. The Company’s cash position at September 30, 2008, is unaffected. Additionally, the Company does not believe that any change determined to be necessary will cause a covenant violation of any of its existing debt agreements.

As part of the evaluation process described above, the Company is also evaluating whether adjustments to previously issued financial statements will be required. It is possible that adjustments to prior period financial statements may be identified as the Company completes its review. The adjustments, if any, may result in the restatement of prior period financial statements. Additionally, as part of this process, the Company will also assess the impact on its internal control over financial reporting and it is possible material weaknesses may be identified.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John E. Baker	(512)	478-5788
(Name)	(Area Code)	(Telephone Number)

(2)
 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☒ No  □

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒              No  □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Before consideration of any adjustments that may be required as a result of the matter discussed above, the Company expects to report unaudited financial results of a net (loss) income of $(0.5) million for the quarter ended September 30, 2008; $(0.3) million for the quarter ended September 30, 2007; $(1.7) million for the nine months ended September 30, 2008 and $0.6 million for the nine months ended September 30, 2007.

The Company’s net loss for the three-month and nine-month periods ended September 30, 2008, primarily resulted from lower real estate sales in the 2008 periods, partly offset by higher revenues from its commercial leasing activities as a result of higher occupancy rates, compared to the 2007 periods.

Stratus Properties Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 12, 2008                                                                                     By  /s/ John E. Baker
                                                John E. Baker
                                                Senior Vice President and
                                                Chief Financial Officer
                                                (authorized signatory and
                                                Principal Financial Officer)